UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-31221

Total number of pages: 87

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 28, 2015	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the fiscal year ended March 31, 2015
2.	Results Presentation for the Fiscal Year Ended March 31, 2015

Earnings Release	April 28, 2015
For the Fiscal Year Ended March 31, 2015	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL https://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Koji Otsuki, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for the general meeting of shareholders:	June 18, 2015
Scheduled date for dividend payment:	June 19, 2015
Scheduled date for filing of securities report:	June 19, 2015
Supplemental material on annual results:	Yes
Presentation on annual results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2015 (April 1, 2014 - March 31, 2015)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Year ended March 31, 2015	4,383,397	(1.7)%	639,071	(22.0)%	643,883	(22.7)%	410,093	(11.8)%
Year ended March 31, 2014	4,461,203	(0.2)%	819,199	(2.1)%	833,049	(0.0)%	464,729	(5.4)%

(Percentages above represent changes compared to the corresponding period of the previous year)

(Note)	Comprehensive income attributable to	For the fiscal year ended March 31, 2015:	453,102 million yen	(13.4)%
	NTT DOCOMO, INC.:	For the fiscal year ended March 31, 2014:	523,431 million yen	(4.2)%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.	ROE	ROA	Operating Income Margin
Year ended March 31, 2015	101.55(yen)	—	7.4%	8.8%	14.6%
Year ended March 31, 2014	112.07(yen)	—	8.4%	11.4%	18.4%

(Note1)	Equity in net income (losses) of affiliates:	For the fiscal year ended March 31, 2015:	(7,782) million yen
		For the fiscal year ended March 31, 2014:	(69,117) million yen

(Note2)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2013.

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
March 31, 2015	7,146,340	5,402,616	5,380,072	75.3%	1,386.09(yen)
March 31, 2014	7,508,030	5,678,644	5,643,366	75.2%	1,360.91(yen)

(Note)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “NTT DOCOMO, INC. Shareholders’ Equity per Share” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2013.

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2015	962,977	(651,194)	(734,257)	105,553
Year ended March 31, 2014	1,000,642	(703,580)	(269,793)	526,920

2. Dividends

	Cash Dividends per Share (yen)					Total Cash Dividends for the Year (Millions of yen)	Payout Ratio	Ratio of Dividends to NTT DOCOMO, INC. Shareholders’ Equity
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2014	—	3,000.00	—	30.00	—	248,806	53.5%	4.5%
Year ended March 31, 2015	—	30.00	—	35.00	65.00	254,809	64.0%	4.7%
Year ending March 31, 2016 (Forecasts)	—	35.00	—	35.00	70.00		57.8%

(Note)

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Year End” for the fiscal year ended March 31,2014 and “End of the Second Quarter” and “Year End” for the fiscal years ended March 31, 2015 and ending March 31, 2016, take into account the stock split.

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2016 (April 1, 2015 - March 31, 2016)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2016	4,510,000	2.9%	680,000	6.4%	687,000	6.7%	470,000	14.6%	121.09 (yen)

(Percentages above represent changes compared to the corresponding period of the previous year)

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the fiscal year ended March 31, 2015 which resulted in changes in scope of consolidation)

(2) Changes in significant accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(3) Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of March 31, 2015:	4,085,772,000 shares
	As of March 31, 2014:	4,365,000,000 shares

ii. Number of treasury stock:	As of March 31, 2015:	204,288,145 shares
	As of March 31, 2014:	218,239,900 shares

iii. Number of weighted average common shares outstanding:	For the fiscal year ended March 31, 2015:	4,038,191,678 shares
	For the fiscal year ended March 31, 2014:	4,146,760,100 shares

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Number of issued shares (common stock)” are disclosed on the assumption that the stock split was conducted at the beginning of the fiscal period of 2013.

* Presentation on the status of audit procedure:

This earnings release is not subject to the audit procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the audit procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain asumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2016, please refer to pages 2 and 17, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Fiscal Year Ended March 31, 2015

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

Japan’s telecommunications sector has seen a dramatic change in its market structure.

In May 2014, Nippon Telegraph and Telephone Corporation (NTT) unveiled its “Hikari Collaboration Model”—a new wholesale business model for its fiber access service. As this enables telecommunications operators and a wide range of other players to provide services utilizing fiber connections, the competition in the market is expected to intensify even further, transcending the traditional boundaries of telecommunications business.

In the mobile communications market, due to the rapid proliferation and expanded use of smartphones, tablets and other function-rich mobile devices as well as the government’s pro-competition policy and other factors, the market is expected to continue to see new entry by various players and invention of many new services.

Amid these changes in the market environment, in the fiscal year ended March 31, 2015, to strengthen our competitiveness in the mobile communications domains, we launched a new billing plan, “Kake-hodai & Pake-aeru,” while continuing to enhance our network through LTE services and introducing highly functional and attractive devices (handsets). With respect to our efforts in the smart life business and other businesses, we strived to further enrich our “dmarket” portal, facilitated collaboration and alliances with various partners and expanded new services that are expected to sustain customers’ “smart life.” Meanwhile, we reorganized our corporate group and internal organizations to establish a structure that can deliver enhanced customer services, and shifted human resources to high-priority areas (the smart life business and enterprise business) in an effort to solidify our business foundation. As a result of these endeavors, we were awarded high scores for both our consumer and enterprise offerings in the customer satisfaction surveys conducted by external institutions, and improved our performance in the acquisition of net additions, churn rate and other indicators.

Furthermore, in March 2015, toward the goals of “delivering one-stop service for both mobile and fixed-line communications,” “realizing smart home services” and “boosting the competitiveness of our core mobile business,” we launched the “docomo Hikari” service (DOCOMO’s optical-fiber broadband service) and “docomo Hikari Pack,” making the first step in our journey for offering new added value through the convergence of fixed-line and mobile communications services.

For the fiscal year ended March 31, 2015, operating revenues decreased by ¥77.8 billion from the previous fiscal year to ¥4,383.4 billion due mainly to the expanded impact from the broadened uptake of the “Monthly Support” discount program and the negative impact caused by the “Kake-hodai & Pake-aeru” new billing plan in the initial phase following its launch, which more than offset the increase in revenues from equipment sales, smart life business and other businesses.

Operating expenses increased by ¥102.3 billion from the previous fiscal year to ¥3,744.3 billion, due mainly to a rise in revenue-linked expenses such as cost of equipment sold and other factors despite our ongoing cost reduction efforts.

As a result of the foregoing, although we could not achieve ¥750.0 billion, the original full-year target, we recorded operating income of ¥639.1 billion (a decrease of ¥180.1 billion from the previous fiscal year), and were able to surpass ¥630.0 billion, the full-year forecast as revised in the second quarter of the fiscal year ended March 31, 2015.

Income before income taxes and equity in net income (losses) of affiliates was ¥643.9 billion, and net income attributable to NTT DOCOMO, INC. was ¥410.1 billion, recording a decrease of ¥54.6 billion from the previous fiscal year.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

Consolidated results of operations for the fiscal years ended March 31, 2014 and 2015 were as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Operating revenues	¥4,461.2	¥4,383.4	¥(77.8)	(1.7)%
Operating expenses	3,642.0	3,744.3	102.3	2.8

Operating income	819.2	639.1	(180.1)	(22.0)
Other income (expense)	13.9	4.8	(9.0)	(65.3)

Income before income taxes and equity in net income (losses) of affiliates	833.0	643.9	(189.2)	(22.7)
Income taxes	308.0	238.1	(69.9)	(22.7)

Income before equity in net income (losses) of affiliates	525.1	405.8	(119.3)	(22.7)
Equity in net income (losses) of affiliates	(69.1)	(7.8)	61.3	88.7

Net income	456.0	398.0	(57.9)	(12.7)
Less: Net (income) loss attributable to noncontrolling interests	8.8	12.1	3.3	37.4

Net income attributable to NTT DOCOMO, INC.	¥464.7	¥410.1	¥(54.6)	(11.8)

EBITDA margin*	35.2%	31.2%	(4.0) point	—

ROE*	8.4%	7.4%	(1.0) point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROE, see “6. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 34.

<Operating revenues>

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Telecommunications services	¥2,964.0	¥2,747.2	¥(216.8)	(7.3)%
Mobile communications services revenues	2,955.8	2,736.6	(219.1)	(7.4)
Voice revenues	1,065.2	883.8	(181.4)	(17.0)
Packet communications revenues	1,890.6	1,852.8	(37.8)	(2.0)
Optical-fiber broadband service and other telecommunications services revenues	8.2	10.5	2.3	28.2
Equipment sales	872.0	904.1	32.1	3.7
Other operating revenues	625.2	732.2	106.9	17.1

Total operating revenues	¥4,461.2	¥4,383.4	¥(77.8)	(1.7)%

Notes:

1.	Voice revenues include data communications revenues through circuit switching systems.
2.

With the introduction of “Optical-fiber services and other telecommunications services revenues” in the fiscal year ended March 31, 2015, some elements (revenues from satellite mobile communications, cable television of overseas and other services) included in conventional “Other operating revenues” in the financial statements for the fiscal year ended March 31, 2014 have been retroactively reclassified into “Optical-fiber broadband service and other telecommunications services revenues.” The amount of the reclassification for this period is ¥8.2 billion.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

<Operating expenses>

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Personnel expenses	¥275.9	¥286.5	¥10.6	3.8%
Non-personnel expenses	2,338.2	2,418.1	79.9	3.4
Depreciation and amortization	718.7	659.8	(58.9)	(8.2)
Impairment loss	—	30.2	30.2	—
Loss on disposal of property, plant and equipment and intangible assets	65.4	69.5	4.1	6.2
Communication network charges	204.7	240.3	35.5	17.4
Taxes and public dues	39.1	40.1	1.0	2.5

Total operating expenses	¥3,642.0	¥3,744.3	¥102.3	2.8%

<Trend of ARPU and MOU>
	Yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Aggregate ARPU*	¥4,610	¥4,370	¥(240)	(5.2)%
Voice ARPU	1,410	1,180	(230)	(16.3)
Packet ARPU	2,700	2,600	(100)	(3.7)
Smart ARPU	500	590	90	18.0

MOU* (minutes)	109	112	3	2.8%

Note:

Starting with the second quarter of the fiscal year ending March 31, 2015, the calculation method of ARPU and MOU was changed. ARPU and MOU figures for the year ended March 31, 2014, reflect these subsequent changes to the calculation method.

*	See “6. (2) Definition and Calculation Methods of ARPU and MOU” on page 33 for definition and calculation methods.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

ii. Segment Results

Starting from the fiscal year ended March 31, 2015, we realigned our reportable segments in order to clearly define our business management of telecommunications domains (where we are taking steps to reinforce our competitiveness) and smart life domains (where we are striving for further expansion of revenue sources by making “Smart Life” a reality), toward the establishment of a new path to growth.

For details, please see “5.(5) Notes to Consolidated Financial Statements” on page 29.

Telecommunications Business—

<Results of operations>

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Operating revenues from telecommunications business	¥3,827.3	¥3,654.6	¥(172.8)	(4.5)%
Operating income (loss) from telecommunications business	812.7	636.1	(176.7)	(21.7)

The total subscriptions to the new billing plan, “Kake-hodai & Pake-aeru,” recorded a steady increase, and lead to an improvement in our acquisition of net additions and churn rate. Our total cellular subscriptions grew to 66.60 million, up 3.49 million compared to March 31, 2014, while our churn rate improved by 0.16 points to 0.71%.

Operating revenues from our telecommunications business for the fiscal year ended March 31, 2015 decreased by ¥172.8 billion from the previous fiscal year to ¥3,654.6 billion, due mainly to a decrease in mobile communications services revenues as a result of the expanded impacts from the broadened uptake of the “Monthly Support” discount program and the negative impact caused by the “Kake-hodai & Pake-aeru” new billing plan in the initial phase following its launch, which more than offset the increase in revenues from equipment sales.

Operating expenses from telecommunications business for the fiscal year ended March 31, 2015 increased by ¥3.9 billion from the previous fiscal year to ¥3,018.5 billion, due mainly to an increase in cost of equipment sold and other factors despite our ongoing cost reduction efforts. Consequently, operating income from our telecommunications business for the fiscal year ended March 31, 2015 decreased by ¥176.7 billion from the previous fiscal year to ¥636.1 billion.

<<Key Topics>>

•	Launch of “docomo Hikari”

In March 2015, we commenced “docomo Hikari” service—our optical-fiber broadband service that enables high-speed access at speeds of up to 1Gbps, and simultaneously launched “docomo Hikari Pack” —a bundle package that allows users to use “docomo Hikari” broadband service and smartphones/docomo feature phones at affordable rates.

We provide one-stop service for the full range of services including optical-fiber broadband, Internet access and mobile phone services. Hence, we serve as customer’s single point of contact for every need from service-related inquiries to after-sales support, thereby enhancing customers’ convenience and comfort of using high-speed communications services.

•	Launch of New Billing Plan, “Kake-hodai & Pake-aeru”

In June 2014, under the concept to allow users to use our service at affordable rates for a long period by selecting plans appropriate for their needs in different stages of life, we introduced a new billing plan, “Kake-hodai & Pake-aeru,” comprising the four principal services of “Kake-hodai” (a flat-rate domestic voice calling plan), “Share Pack” (a packet data quota-sharing plan among family members), “Zutto DOCOMO Wari” (a discount service favoring long-term users with graduated discounts based on length of subscription) and “U25 Ouen Wari” (a service providing helpful discounts to users of age 25 or younger).

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

The new billing plan has enjoyed favorable reviews from early on, with its total subscriptions topping 10 million in some four months after its launch, and then growing to approximately 17.83 million as of March 31, 2015.

•	Rollout of New LTE Services

In June 2014, we commenced a new LTE-based voice communications service, “VoLTE*1,” which delivers more stable and superior sound quality compared to conventional voice calling service.

In March 2015, we launched the “PREMIUM 4GTM” service that delivers downlink speeds of up to 225Mbps using the LTE-Advanced*2 system, which incorporates “carrier aggregation,*3” “advanced C-RAN*4” and other technologies that realize further speed/capacity enhancements over LTE service.

Furthermore, to enable overseas travelers to utilize LTE service even more comfortably, we worked on LTE international roaming coverage expansion and increased the number of LTE roaming destinations to 43 countries and regions as of March 31, 2015.

*1:	Abbreviation for Voice over LTE
*2:	The next-generation communications standard that further advances the LTE system standardized by 3GPP (3rd Generation Partnership Project)
*3:	Technology that achieves improvement of data transmission speed by aggregating multiple carriers
*4:	Abbreviation for Centralized Radio Access Network

•	Handset Lineup Enrichment

To cater to the diverse needs of customers, we strived to enrich our handset lineup, adding new models such as Android smartphones, iPhone 6*1, iPhone 6 Plus*1, “docomo keitai” feature phones, “docomo tablets,” wearable devices and Wi-Fi routers, etc.

The Android smartphones in our 2014-2015 winter/spring collection are all equipped with “VoLTE” compatibility. All handset models carry high-resolution audio*2 featuring sound quality exceeding music CDs, and all data-devices are embedded with “LTE-Advanced” compatibility.

*1:	TM and © 2015 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under a license from AIPHONE CO., LTD
*2:	A generic term to describe music data and music player equipment that realize audio quality superior to general music CD

As a result of the foregoing, the total number of smartphones sold as of March 31, 2015 reached 14.60 million units.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	March 31, 2014	March 31, 2015	Increase (Decrease)
Cellular services	63,105	66,595	3,490	5.5%
New billing plan	—	17,827	17,827	—
Cellular (LTE(Xi)) services	21,965	30,744	8,779	40.0
Cellular (FOMA) services	41,140	35,851	(5,289)	(12.9)

Churn rate	0.87%	0.71%	(0.16)point	—

Notes:
1.	Number of subscriptions to Cellular services, Cellular (LTE(Xi)) services and Cellular (FOMA) services includes Communication Module services subscriptions.
2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold>

	Thousand units
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Number of handsets sold	22,514	23,751	1,237	5.5%
Cellular (LTE(Xi)) services
New LTE(Xi) subscription	5,005	6,091	1,086	21.7
Change of subscription from FOMA	7,154	5,271	(1,884)	(26.3)
LTE(Xi) handset upgrade by LTE(Xi) subscribers	2,601	5,836	3,235	124.4
Cellular (FOMA) services
New FOMA subscription	3,023	2,890	(133)	(4.4)
Change of subscription from Xi	69	130	61	88.1
FOMA handset upgrade by FOMA subscribers	4,662	3,534	(1,128)	(24.2)

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

Smart Life Business—

<Results of operations>

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Operating revenues from smart life business	¥356.8	¥437.0	¥80.2	22.5%
Operating income (loss) from smart life business	11.8	(3.9)	(15.7)	—

Operating revenues from smart life business for the fiscal year ended March 31, 2015 increased by ¥80.2 billion from the prior fiscal year to ¥437.0 billion, owing to an increase in revenues from “dmarket” and various other services. Operating expenses from smart life business were ¥440.9 billion, up ¥95.9 billion from the previous fiscal year, due to an increase in expenses associated with the expansion of “dmarket” and other revenues, as well as an impairment of business assets relating to multimedia broadcasting service for mobile devices. As a consequence, the operating loss from our smart life business amounted to ¥3.9 billion.

<<Key Topics>>

•	Initiatives Aimed at “dmarket” Enrichment and Expansion of User Base

To expand the adoption of “dmarket” services to a broader range of users, we have added new content and implemented various initiatives aimed at increasing its subscriber base.

In addition to the traditional service lineup of video, music and other digital content distribution as well as other useful services for everyday life such as the online shopping site for daily necessaries and fashion items and travel services, we added some new services such as “ddelivery” (a home food delivery service that allows users to place orders easily using their smartphones and other devices) and “dmagazine” (which offers users with unlimited access to a wide range of popular magazines and articles for a flat monthly rate). The “dmagazine” service, in particular, has recorded a steady increase in its subscription count, which totaled 1.9 million as of March 31, 2015.

Further, we extended the free trial period of “dvideo,” “danime store,” “dhits,” and “dmagazine” to allow customers to try out and appreciate the attractiveness of these services offered through our “dmarket” portal. As a result of the abovementioned measures, the combined “dmarket” subscriptions*1 topped 10 million in January 2015, and grew further to 11.88 million as of March 31, 2015.

*1:	The total number of users using “dvideo,” “danime store,” “dhits,” “dkids” and “dmagazine” services under a monthly subscription arrangement.

•	Launch of New Services Jointly with External Business Partners

In the fiscal year ended March 31, 2015, we continued to roll out new services that are designed to make customers’ lives even more affluent in collaboration with various business partners.

In particular, we introduced a new service dubbed “Runtastic for docomo,” a new training support service developed jointly with runtastic GmbH, which measures and manages user’s heart rate and other body data using the “hitoe” wearable measurement device in conjunction with a dedicated application.

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

Other businesses—

<Results of operations>

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Operating revenues from other businesses	¥302.2	¥319.8	¥17.6	5.8%
Operating income (loss) from other businesses	(5.3)	6.9	12.2	—

Operating revenues from other businesses for the fiscal year ended March 31, 2015 increased by ¥17.6 billion from the prior fiscal year to ¥319.8 billion, mainly driven by the growth of revenues from our “Mobile Phone Protection service.” Operating expenses from other businesses increased by ¥5.4 billion from the previous fiscal year to ¥312.9 billion. Consequently, we recorded operating income of ¥6.9 billion from other businesses for the fiscal year ended March 31, 2015.

<<Key Topics>>

•	Collaborations Centered on Enterprise Solutions

In collaboration with SkillUpJapan Corp. (currently known as Allm Inc.), we started offering a new mobile cloud solution, “Join,” which allows medical doctors belonging to the same or other medical institutions to cooperate with each other by sharing CT, MRI or other medical images.

•	Roll-out of M2M /IoT business

We entered into an agreement with Tesla Motors, Inc. to provide the in-vehicle information/communication platform and data connectivity for its Model S electric vehicles marketed in Japan. In addition, we hosted “DOCOMO Automobile Business Solution Summit” and implemented other measures aimed at fostering and expanding new businesses through the convergence of automobiles and IoT*1.

Furthermore, as a SIM card to be embedded in M2M*2-enabled machines, we started offering Japan’s first eSIM*3 that can store not only DOCOMO’s phone number but also the phone number of overseas carriers.

*1:	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.
*2:

Abbreviation for Machine-to-Machine. A system that automatically handles the communication between servers or other equipment and various devices installed with communications capability such as vehicles, vending machines, and information appliances, etc.

*3:	Abbreviation for Embedded Subscriber Identity Module.

9

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

iii. CSR Activities

We are working to provide a stable, high quality network and services and to engage in the persistent creation of new value as a “Partner for a Smart Life” for our customers.

We believe it is the corporate social responsibility “CSR” of DOCOMO to contribute to the realization of a society that enables people to lead abundant lives with comfort, safety, and security by resolving various social issues and surpassing the confines of countries, regions, and generations. Accordingly, we have positioned CSR at the core of our corporate management.

The principal CSR actions undertaken during the fiscal year ended March 31, 2015 are summarize below:

<Realizing a Safe, Secure Society>

•

We held a total of approximately 7,000 sessions of “Smartphone and Mobile Phone Safety Class” garnering a cumulative participation of approximately 1.00 million people. Also, in light of the increase in the number of troubles arising from the use of smartphones, we modified the curriculum of the class, introducing the latest cases and adding animation materials in order to raise awareness of children in lower grades of elementary school.

•

We decided to open 34 buildings owned by the Company (including 14 locations in Kanto and Koshinetsu) in the event of a large-scale disaster, in order to provide assistance to people unable to return home. We plan to offer mobile phone battery charging service, emergency food and water, rest areas, toilets and blankets at these locations.

<Initiatives in Global Environmental Protection and Social Contribution>

•

Toward the achievement of “NTT DOCOMO Group’s Global Environmental Targets for FY2016,” we launched initiatives to eliminate wasted promotional material by converting shop-front advertisements into digital formats and introducing an inventory management system to manage the promotional tools, and successfully reduced the total weight of promotional material prepared in paper format (e.g. paper brochures, our original paper bags and user manuals) by approximately 50% compared to the level of FY2012.

•

Effective February 2015 (phone bill for the month of January 2015), we started using e-billing as the standard way of notifying customers of monthly bill amounts in lieu of conventional paper bills, as part of our endeavors to reduce paper resource consumption.

•

With the aims of reducing greenhouse gas emissions and stimulating the economy and tourism of each region, we commenced bicycle sharing services in Yokohama City, Kanagawa, Koto-ku, Tokyo, Sendai City, Miyagi, Chiyoda-ku, Tokyo, Minato-ku, Tokyo, Hiroshima City, Hiroshima and Kobe City, Hyogo. Also, to proliferate the service in broader areas, we established a joint venture engaged in bicycle sharing business.

•

We set up a charity website in the aftermath of the Yunnan earthquake in China and the Torrential Rain in August 2014 in Japan and to assist the Ebola hemorrhagic fever relief efforts, and collected donations totaling approximately 28 million yen from customers.

<For the Recovery of Disaster-stricken Areas in Tohoku Japan>

The Tohoku Reconstruction Support Office (opened in December 2011) continues its engagement to help solve the issues surrounding the disaster-stricken areas.

•

We distributed tablet devices to the citizens who had to evacuate their homes following the nuclear power plant accident, to help sustain the community bonds and to provide assistance to people who have limited access to shopping facilities by enabling them to purchase from unattended sales locations using mobile technologies, etc.

10

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

•	We started marketing goods made of wood from the forests in Tohoku at our docomo Shops and online site, plowing back part of the proceeds for forest conservation activities in Tohoku.

•

We supported the activities of NPOs and other organizations undertaking restoration activities in disaster-stricken areas by way of fundraising, initiating programs that help them secure funds for their activities.

•

Interested employees were solicited and dispatched to the disaster-stricken areas to participate in volunteer activities. A total of around 130 employees participated in a total of 9 trips during the fiscal year ended March 31, 2015. The cumulative number of participants from FY2012 surpassed 1,000. Further, a total of approximately 80.0 million yen was donated for the recovery support of Tohoku, representing a combination of donations from approximately 11,000 employees and the contributions from the Company (equivalent to the amount raised by employees).

11

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

iv. Trend of Capital Expenditures

<Capital expenditures>

	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Total capital expenditures	¥703.1	¥661.8	¥(41.4)	(5.9)%
Telecommunications business	658.4	635.4	(23.0)	(3.5)
Smart life business	27.5	17.2	(10.3)	(37.5)
Other businesses	17.2	9.1	(8.1)	(47.0)

The principal capital investments made during the fiscal year ended March 31, 2015 are summarized below.

•	Expansion of Telecommunications Facilities

We significantly increased the installations of LTE base stations to build a robust network pursing “breadth,” “speed” and “convenience.”

In the fiscal year ended March 31, 2015, the total number of LTE base stations was increased to 97,400 stations from 55,300 stations as of March 31, 2014 to further improve the area coverage of our LTE service. Also, in pursuit of further enhancement of the transmission speeds, we increased the number of LTE base stations compatible with a maximum download speed of 100Mbps or higher to 57,700 stations from 3,500 stations as of March 31, 2014.

•	Measures for More Efficient Use of Capital Expenditures

We pursued cost efficiency improvement toward the goal of further strengthening our management foundation through the integration and/or capacity expansion of equipment, the improvement of the efficiency of construction and the reduction of equipment procurement costs.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2015, decreased by 5.9% from the previous fiscal year to ¥661.8 billion.

12

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

v. Prospects for the Fiscal Year Ending March 31, 2016

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under those market conditions, we will make an ongoing effort to secure our customer base and boost customers’ packet usage by further proliferating our new billing plan “Kake-hodai & Pake-aeru” launched in June 2014, the “docomo Hikari” optical-fiber broadband service and the “docomo Hikari Pack” bundle discount packages launched in March 2015, while also expanding new services that are designed to sustain customers’ “smart life.” Through these endeavors, we expect to post an increase in both operating revenues and operating income for the fiscal year ending March 31, 2016.

Although a decline in mobile communications services revenues is projected due to the impacts of penetration of “Monthly Support” discount program, operating revenues for the fiscal year ending March 31, 2016 are estimated to increase by ¥126.6 billion from the previous fiscal year to ¥4,510.0 billion, driven by an increase in packet communications revenues resulting from an expansion of smartphone user base, planned implementation of initiatives aimed at boosting the packet consumption of new billing plan subscribers, and the projected growth of “docomo Hikari” optical-fiber broadband service revenues as well as revenues from smart life business and other businesses. On the expenses side, although we will continue to pursue further cost efficiency, operating expenses are expected to rise by ¥85.7 billion to ¥3,830.0 billion, owing primarily to a projected increase in expenses linked with the growth of revenues from smart life business and other businesses, increase in expenses associated with the expansion of “docomo Hikari” revenues and an increase in cost of equipment sold resulting from expanded handset sales.

Accordingly, operating income for the fiscal year ending March 31, 2016 is estimated to be ¥680.0 billion, up ¥40.9 billion from the previous fiscal year.

	Billions of yen
	Year ended March 31, 2015 (Actual results)	Year ending March 31, 2016 (Forecasts)	Increase (Decrease)
Operating revenues	¥4,383.4	¥4,510.0	¥126.6	2.9%
Operating income	639.1	680.0	40.9	6.4
Income before income taxes and equity in net income (losses) of affiliates	643.9	687.0	43.1	6.7
Net income attributable to NTT DOCOMO, INC.	410.1	470.0	59.9	14.6
Capital expenditures	661.8	630.0	(31.8)	(4.8)
Adjusted free cash flows excluding changes in investments for cash management purposes*	295.6	400.0	104.4	35.3
EBITDA*	1,369.1	1,340.0	(29.1)	(2.1)
EBITDA margin*	31.2%	29.7%	(1.5) point	—
ROE*	7.4%	8.6%	1.2 point	—

*

EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of adjusted free cash flows excluding changes in investments for cash management purposes, EBITDA, EBITDA margin, and ROE, see “6. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 34.

Notes:

The mobile telecommunications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

(2) Financial Review

i. Financial Position

	Billions of yen
	March 31, 2014	March 31, 2015	Increase (Decrease)
Total assets	¥7,508.0	¥7,146.3	¥(361.7)	(4.8)%
NTT DOCOMO, INC. shareholders’ equity	5,643.4	5,380.1	(263.3)	(4.7)
Liabilities	1,814.5	1,728.1	(86.4)	(4.8)
Including: Interest bearing liabilities	230.3	222.7	(7.7)	(3.3)
ii. Cash Flow Conditions
	Billions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Net cash provided by operating activities	¥1,000.6	¥963.0	¥(37.7)	(3.8)%
Net cash used in investing activities	(703.6)	(651.2)	52.4	7.4
Net cash provided by (used in) financing activities	(269.8)	(734.3)	(464.5)	(172.2)
Free cash flows (1)	297.1	311.8	14.7	5.0
Free cash flows excluding changes in investments for cash management purposes (2)*	257.2	295.6	38.4	14.9

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)

Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “6. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 34.

For the fiscal year ended March 31, 2015, net cash provided by operating activities was ¥963.0 billion, a decrease of ¥37.7 billion (3.8%) from the previous fiscal year. This was due mainly to a decrease in mobile communications services revenues and an increase in cash outflows resulting from an increase in the amount of accrued income taxes paid, despite an increase in cash inflows from customers in relation to collections of installment receivables for customers’ handset purchases.

Net cash used in investing activities was ¥651.2 billion, a decrease of ¥52.4 billion (7.4%) from the previous fiscal year. This was due mainly to decreases in cash outflows for purchases of property, plant and equipment as a result of efficient network construction.

Net cash used in financing activities was ¥734.3 billion, an increase of ¥464.5 billion (172.2%) from the previous fiscal year, due mainly to an increase in cash outflows resulting from an increase in payments to acquire treasury stock.

As a result of the foregoing, the balance of cash and cash equivalents was ¥105.6 billion as of March 31, 2015, a decrease of ¥421.4 billion (80.0%) from the previous fiscal year end.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

iii. Cash Flow and Other Indicators

	Billions of yen
	Year ended March 31, 2011	Year ended March 31, 2012	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015
Shareholders’ equity ratio (1)	71.4%	72.9%	74.9%	75.2%	75.3%
Market equity ratio (2)*	89.3%	82.0%	82.2%	89.9%	113.3%
Debt to Equity ratio (3) (multiple)	0.088	0.051	0.047	0.041	0.041
Liabilities to cash flow ratio (4)	33.3%	20.4%	24.7%	23.0%	23.1%
Interest coverage ratio (5)	256.2	430.4	558.4	634.1	1,099.3

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
Shareholders’ equity ratio ended March 31, 2013 has been revised due to the reinstatement of equity method for an investee.
	(2)	Market equity ratio = Market value of total share capital** / Total assets
Market equity ratio ended March 31, 2013 has been revised due to the reinstatement of equity method for an investee.
	(3)	Debt to Equity ratio = Interest bearing liabilities / NTT DOCOMO, INC. shareholders’ equity
(4)

Liabilities to cash flow ratio = Interest bearing liabilities / Net cash provided by operating activities (excluding irregular factors and effect of transfer of receivables*** for the fiscal year ended March 31,2012 and March 31, 2013)

	(5)	Interest coverage ratio = Net cash provided by operating activities (excluding irregular factors and effect of transfer of receivables) / Interest paid****

*	See “6. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 34.
**	Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period.
***	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
Effect of transfer of receivables = Effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION
****	Interest paid is disclosed on “Supplemental disclosures of cash flow information” in “5. (4) Consolidated Statements of Cash Flows” on page 26.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

(3) Profit Distribution

i. Basic Policies for Profit Distribution

We believe that providing adequate returns to shareholders is one of the most important issues in corporate management while raising corporate value through the growth and expansion of our businesses. We plan to pay dividends by taking into account our consolidated results, consolidated financial position and consolidated dividend payout ratio based on the principle of stable and sustainable dividend payments. We will also continue to take a flexible approach regarding share repurchases. We intend to keep the repurchased shares as treasury stock and in principle to limit the amount of such treasury stock to approximately 5% of our total issued shares, and will consider retiring any treasury stock held in excess of this limit in a lump around the end of the fiscal year or at other appropriate times.

In addition, we will allocate internal reserves to research and development efforts, capital expenditures, strategic investments and others for the purpose of generating innovative technologies, offering attractive services and expanding our business domains.

ii. Dividend

We paid ¥30 per share as an interim dividend for the six months ended September 30, 2014 and plan to pay a year-end dividend of ¥35 per share.

iii. Prospect for the next fiscal year

We expect to pay a total dividend of ¥70 per share for the year ending March 31, 2016, consisting of an interim dividend of ¥35 per share and a year-end dividend of ¥35 per share.

iv. Share repurchases and share retirements

In the fiscal year ended March 31, 2015, we acquired 265.28 million outstanding shares of our common stock at an amount in total of ¥473.0 billion based on the resolution of the board of directors. On March 31, 2015, we retired 279.23 million outstanding shares, approximately 6.4% of the total outstanding shares before the retirement.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

(4) Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

2. Condition of the Corporate Group

We primarily engage in mobile telecommunications services as a member of the NTT group, with NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) as the holding company.

NTT DOCOMO, INC. (the “Company”), its 173 subsidiaries and 31 affiliates constitute the NTT DOCOMO group (“DOCOMO”) and operate its business.

The segments of DOCOMO and the corporate position of each group company are as follows:

[Segment Information]

Business Segment	Main Business Areas

Telecommunications business	Cellular (LTE(Xi) and FOMA) services, optical-fiber broadband services, satellite communications services, international services and sales of handsets and equipment for each service, etc.

Smart life business	Services offered through “dmarket” portal such as distribution of video, music and electronic books, etc., finance/payment services, online shopping service and other life-related services, etc.

Other businesses	Mobile phone protection service, commissioned development/sales and maintenance of systems, etc.

Note:

From the fiscal year ended March 31, 2015, the conventional two reportable business segments, “mobile phone business” and “all other businesses” have been realigned to the three reportable business segments listed above.

[Position of Each DOCOMO Company]

(1)	The Company engages in telecommunications, smart life and other businesses in Japan.

(2)

12 business-entrusted subsidiaries of the Company, each of which is entrusted with certain services by the Company, operate independently to maximize their expertise and efficiency. These subsidiaries are entrusted with part of the services provided by, or give assistance to, the Company.

(3)

There are 161 other subsidiaries and 31 affiliates, including entities engaged in the research of overseas mobile communications markets and technologies and overseas units established for the purpose of global business expansion or new business deployment.

*:

The 25 business-entrusted subsidiaries formerly entrusted with certain important functions for DOCOMO’s service provision, such as call center operations, agent reseller support, construction and maintenance of communications network and other activities, were reorganized into 12 companies including DOCOMO CS, Inc.

The following chart summarizes the description above:

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

As of March 31, 2015

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

3. Management Policies

(1) Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” we are striving to develop our telecommunications business with a primary focus on mobile communications services, while also supporting our customers to realize safe and secure, comfortable and convenient lifestyles. The basic policies in our corporate management are to contribute to building a rich and vigorous society through these endeavors and to improve our enterprise value, to heighten the trust and value our shareholders and customers place in us.

(2) Medium- and Long-Term Management Strategies and Issues to be Addressed by the Group

We developed our corporate vision for 2020, “HEART: Pursuing Smart Innovation” to propel further growth and propose new values to society in anticipation of future social changes.

Also, under the banner of becoming a “Smart Life Partner” for our customers, we tackled the challenge of “reinforcing our competitiveness in telecommunications business” and “stepped up our efforts in the smart life business and other businesses.” In addition, in October 2014, upon the announcement of the first half results for the fiscal year ended March 2015, we unveiled our medium-term targets for the FY2017 (year ending March 31, 2018) toward the goal of achieving steady income recovery.

More details concerning our medium-term targets” can be obtained via the following URL:

(NTT DOCOMO, INC. home page) https://www.nttdocomo.co.jp/english/corporate/ir/index.html

On the occasion of the results presentation for the fiscal year ended March 31, 2015, we announced the “New Initiatives toward Delivery of Medium-Term Targets” and the Business Management Policies for FY2015 (year ending March 31, 2016), to present a solid step forward toward the achievement of the medium-term targets.

New Initiatives toward Delivery of Medium-Term Targets

To respond to customer needs on an ongoing basis, we will implement initiatives for “co-creation”—an effort to create new added value together with various external partners by constantly evolving the format of collaboration.

1)	Roll-out of “+d”

As presented in “Medium-Term Vision 2015,” we have hitherto worked on new value creation centered on mobile communications by pursuing convergence with other industries and services. Going forward, we will further advance these undertakings and embark on a new initiative dubbed “+d”—a joint value creation initiative that we plan to promote together with partners, making available to our partners our own business assets, such as our payment platform and point program, etc. To further accelerate this initiative, we will standardize the names of the various services that we offer. In the new arrangement, our services will begin with the letter “d,” so customers can easily appreciate the various DOCOMO assets that they can utilize.

2)	Co-Creation of Social Values

We will also work to offer new values to various partners, further evolving the forms of collaboration, which had so far been centered on value creation for consumers.

Specifically, in the areas of “IoT,” “Regional Revitalization,” “2020,” and “Solution of Social Issues,” we will strive to create new services and businesses in collaboration with partners utilizing the assets of both parties, with the goal of capturing new revenue opportunities in new domains that transcend the confines of industries or business formats.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

Through the abovementioned initiatives, we will aim to expand the smart life business and other businesses while accommodating customer requirements, and thereby achieve our medium-term target of generating “¥100 billion in operating incomes from the smart life business and other businesses in FY2017 (year ending March 31, 2018).”

FY2015 Business Management Policies

We developed our FY2015 Business Management Policies, positioning FY2015 as the year of making a solid step toward the achievement of our medium-term targets. Considering the attainment of operating income target a matter of utmost importance, we will take actions aimed at increasing our telecommunications services revenues, expanding the smart life business and other businesses and improving our cost efficiency.

1)	Actions Aimed at Increasing Telecommunications Services Revenues

- Facilitate subscriptions to new billing plan and “docomo Hikari” service, and strengthen retention measures

- Boost packet revenues by encouraging subscriber migration to larger data buckets

2)	Actions Aimed at Expansion of Smart Life Business and Other Businesses

- Accelerate measures aimed at expanding the adoption of “dmarket” and other services, and expand our sphere of service by adding home offerings

- Cultivate new demand by stepping up enterprise sales, and step up B2B2C* offerings

*	Abbreviation for Business to Business to Consumer; a business arrangement in which an entity supports the consumer business of another company

3)	Cost Efficiency Improvement

- Reinforcement of “PREMIUM 4GTM” service and more efficient use of capital expenditures

- Rigorous cost efficiency improvements through structural reforms

As a management target for improving our enterprise value, we will aim to “achieve at least ¥820 billion in operating income by the fiscal year ending March 31, 2018,” committing ourselves to achieving an early recovery of telecommunications business and to implementing “New Initiatives toward Delivery of Medium-Term Targets.” We also expect to improve our EBITDA margin and ROE through the attainment of these targets.

We will continue to engage ourselves in co-creation of added value for customers in collaboration with partners, so that what is perceived new today can be taken for granted in the future.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

4. Basic Approach to the Selection of Accounting Standards

In order to improve the international comparability of our financial information in the capital markets and increase the efficiency of our financial reporting, we are considering adopting International Financial Reporting Standards (“IFRS”) beginning with the three months ending June 30, 2018.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2014	March 31, 2015	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥526,920	¥105,553	¥(421,367)
Short-term investments	19,561	243,757	224,196
Accounts receivable	281,509	264,591	(16,918)
Receivables held for sale	787,459	897,999	110,540
Credit card receivables	220,979	234,412	13,433
Other receivables	315,962	327,275	11,313
Allowance for doubtful accounts	(15,078)	(14,100)	978
Inventories	232,126	186,275	(45,851)
Deferred tax assets	61,592	61,512	(80)
Prepaid expenses and other current assets	95,732	108,102	12,370

Total current assets	2,526,762	2,415,376	(111,386)

Property, plant and equipment:
Wireless telecommunications equipment	4,975,826	5,027,390	51,564
Buildings and structures	897,759	890,382	(7,377)
Tools, furniture and fixtures	553,497	508,810	(44,687)
Land	201,121	200,736	(385)
Construction in progress	158,173	193,497	35,324
Accumulated depreciation and amortization	(4,228,610)	(4,309,748)	(81,138)

Total property, plant and equipment, net	2,557,766	2,511,067	(46,699)

Non-current investments and other assets:
Investments in affiliates	424,531	439,070	14,539
Marketable securities and other investments	171,875	195,047	23,172
Intangible assets, net	665,960	636,319	(29,641)
Goodwill	262,462	266,311	3,849
Other assets	629,174	445,723	(183,451)
Deferred tax assets	269,500	237,427	(32,073)

Total non-current investments and other assets	2,423,502	2,219,897	(203,605)

Total assets	¥7,508,030	¥7,146,340	¥(361,690)

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥248	¥203	¥(45)
Short-term borrowings	9,495	2,048	(7,447)
Accounts payable, trade	798,315	811,799	13,484
Accrued payroll	54,294	54,955	661
Accrued income taxes	175,683	68,563	(107,120)
Other current liabilities	167,951	176,734	8,783

Total current liabilities	1,205,986	1,114,302	(91,684)

Long-term liabilities:
Long-term debt (exclusive of current portion)	220,603	220,400	(203)
Accrued liabilities for point programs	113,001	89,929	(23,072)
Liability for employees’ retirement benefits	160,666	173,872	13,206
Other long-term liabilities	114,261	129,632	15,371

Total long-term liabilities	608,531	613,833	5,302

Total liabilities	1,814,517	1,728,135	(86,382)

Redeemable noncontrolling interest	14,869	15,589	720

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680	—
Additional paid-in capital	732,875	339,783	(393,092)
Retained earnings	4,328,389	4,397,228	68,839
Accumulated other comprehensive income (loss)	9,590	52,599	43,009
Treasury stock	(377,168)	(359,218)	17,950
Total NTT DOCOMO, INC. shareholders’ equity	5,643,366	5,380,072	(263,294)
Noncontrolling interests	35,278	22,544	(12,734)

Total equity	5,678,644	5,402,616	(276,028)

Total liabilities and equity	¥7,508,030	¥7,146,340	¥(361,690)

23

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Operating revenues:
Telecommunications services	¥2,963,980	¥2,747,155	¥(216,825)
Equipment sales	872,000	904,089	32,089
Other operating revenues	625,223	732,153	106,930

Total operating revenues	4,461,203	4,383,397	(77,806)

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,059,619	1,159,514	99,895
Cost of equipment sold (exclusive of items shown separately below)	785,209	853,062	67,853
Depreciation and amortization	718,694	659,787	(58,907)
Impairment loss	—	30,161	30,161
Selling, general and administrative	1,078,482	1,041,802	(36,680)

Total operating expenses	3,642,004	3,744,326	102,322

Operating income	819,199	639,071	(180,128)

Other income (expense):
Interest expense	(1,211)	(797)	414
Interest income	1,680	1,283	(397)
Other, net	13,381	4,326	(9,055)

Total other income (expense)	13,850	4,812	(9,038)

Income before income taxes and equity in net income (losses) of affiliates	833,049	643,883	(189,166)

Income taxes:
Current	319,683	218,552	(101,131)
Deferred	(11,704)	19,515	31,219

Total income taxes	307,979	238,067	(69,912)

Income before equity in net income (losses) of affiliates	525,070	405,816	(119,254)

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(69,117)	(7,782)	61,335

Net income	455,953	398,034	(57,919)

Less: Net (income) loss attributable to noncontrolling interests	8,776	12,059	3,283

Net income attributable to NTT DOCOMO, INC.	¥464,729	¥410,093	¥(54,636)

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted	4,146,760,100	4,038,191,678	(108,568,422)

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥112.07	¥101.55	¥(10.52)

Consolidated Statements of Comprehensive Income
	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Net income	¥455,953	¥398,034	¥(57,919)
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	8,667	22,588	13,921
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(17)	(4)	13
Foreign currency translation adjustment, net of applicable taxes	37,663	29,678	(7,985)
Pension liability adjustment, net of applicable taxes	12,582	(8,877)	(21,459)

Total other comprehensive income (loss)	58,895	43,385	(15,510)

Comprehensive income	514,848	441,419	(73,429)

Less: Comprehensive (income) loss attributable to noncontrolling interests	8,583	11,683	3,100

Comprehensive income attributable to NTT DOCOMO, INC.	¥523,431	¥453,102	¥(70,329)

24

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

(3) Consolidated Statements of Changes in Equity

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity					Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance as of March 31, 2013	¥949,680	¥732,609	¥4,112,466	¥(49,112)	¥(377,168)	¥5,368,475	¥42,090	¥5,410,565

Cash dividends declared to NTT DOCOMO, INC. shareholders			(248,806)			(248,806)		(248,806)
Cash distributions to noncontrolling interests						—	(1,032)	(1,032)
Acquisition of new subsidiaries						—	2,588	2,588
Changes in interest in subsidiaries		266				266		266
Others						—	215	215
Net income			464,729			464,729	(8,776)	455,953
Other comprehensive income (loss)				58,702		58,702	193	58,895

Balance as of March 31, 2014	¥949,680	¥732,875	¥4,328,389	¥9,590	¥(377,168)	¥5,643,366	¥35,278	¥5,678,644

Purchase of treasury stock					(473,036)	(473,036)		(473,036)
Retirement of treasury stock		(393,092)	(97,894)		490,986	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(243,360)			(243,360)		(243,360)
Cash distributions to noncontrolling interests						—	(1,061)	(1,061)
Acquisition of new subsidiaries						—	732	732
Others						—	(2)	(2)
Net income			410,093			410,093	(12,777)	397,316
Other comprehensive income (loss)				43,009		43,009	374	43,383

Balance as of March 31, 2015	¥949,680	¥339,783	¥4,397,228	¥52,599	¥(359,218)	¥5,380,072	¥22,544	¥5,402,616

*	Changes in the redeemable noncontrolling interest are not included in the table.

25

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

(4) Consolidated Statements of Cash Flows

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Cash flows from operating activities:
Net income	¥455,953	¥398,034
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	718,694	659,787
Deferred taxes	(11,704)	19,515
Loss on sale or disposal of property, plant and equipment	34,303	40,073
Inventory write-downs	4,415	13,716
Impairment loss	—	30,161
Impairment loss on marketable securities and other investments	3,055	902
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	69,117	7,782
Dividends from affiliates	17,415	17,591
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(9,269)	17,489
(Increase) / decrease in receivables held for sale	(149,310)	(110,540)
(Increase) / decrease in credit card receivables	(13,849)	(7,497)
(Increase) / decrease in other receivables	(21,875)	(13,467)
Increase / (decrease) in allowance for doubtful accounts	(2,815)	2,931
(Increase) / decrease in inventories	(55,264)	32,270
(Increase) / decrease in prepaid expenses and other current assets	(7,661)	(10,565)
(Increase) / decrease in non-current receivables held for sale	(53,276)	(55,468)
Increase / (decrease) in accounts payable, trade	65,083	5,278
Increase / (decrease) in accrued income taxes	39,691	(107,166)
Increase / (decrease) in other current liabilities	(40,422)	16,964
Increase / (decrease) in accrued liabilities for point programs	(27,854)	(23,072)
Increase / (decrease) in liability for employees’ retirement benefits	(10,732)	13,209
Increase / (decrease) in other long-term liabilities	(32,977)	11,925
Other, net	29,924	3,125

Net cash provided by operating activities	1,000,642	962,977

Cash flows from investing activities:
Purchases of property, plant and equipment	(498,668)	(493,189)
Purchases of intangible and other assets	(213,508)	(170,203)
Purchases of non-current investments	(16,186)	(5,107)
Proceeds from sale of non-current investments	5,235	1,753
Acquisitions of subsidiaries, net of cash acquired	(19,213)	—
Purchases of short-term investments	(39,084)	(34,613)
Redemption of short-term investments	68,937	50,806
Proceeds from redemption of long-term bailment for consumption to a related party	10,000	—
Short-term bailment for consumption to a related party	(70,000)	—
Proceeds from redemption of short-term bailment for consumption to a related party	70,000	—
Other, net	(1,093)	(641)

Net cash used in investing activities	(703,580)	(651,194)

Cash flows from financing activities:
Proceeds from long-term debt	50,000	—
Repayment of long-term debt	(74,989)	(248)
Proceeds from short-term borrowings	13,740	221,606
Repayment of short-term borrowings	(26,132)	(229,065)
Principal payments under capital lease obligations	(2,128)	(1,729)
Payments to acquire treasury stock	—	(473,036)
Dividends paid	(248,814)	(243,349)
Other, net	18,530	(8,436)

Net cash provided by (used in) financing activities	(269,793)	(734,257)

Effect of exchange rate changes on cash and cash equivalents	5,977	1,107

Net increase (decrease) in cash and cash equivalents	33,246	(421,367)
Cash and cash equivalents at beginning of year	493,674	526,920

Cash and cash equivalents at end of year	¥526,920	¥105,553

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥886	¥1,539
Cash paid during the fiscal year for:
Interest, net of amount capitalized	1,578	876
Income taxes	280,434	326,107
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	1,513	940
Assets of wireless telecommunications equipment acquired through exchanges of similar equipment	—	3,605
Retirement of treasury stock	—	490,986

26

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

(5) Notes to Consolidated Financial Statements

i. Note to Going Concern Assumption

There is no corresponding item.

ii. Change in Accounting Estimate

Effective July 1, 2014, DOCOMO revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected maximum useful life from 5 years to 7 years. This modification complies with the Financial Accounting Standards Board Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied prospectively as a change in accounting estimate.

The impact from this change in accounting estimate on the consolidated statements of income is increases in “Income before income taxes and equity in net income (losses) of affiliates,” “Net income attributable to NTT DOCOMO, INC.” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” of ¥51,307 million, ¥32,939 million and ¥8.16, respectively, for the fiscal year ended March 31, 2015.

iii. Impairment of Long-lived Assets

Impairment of multimedia broadcasting business for mobile devices assets

For the year ended March 31, 2015, DOCOMO failed to meet the projected revenues from the multimedia broadcasting business for mobile devices due to new competition in content and services provided through smart phones, resulting in a significant increase in uncertainty over the likelihood of future significant improvement of the profitability of the multimedia broadcasting business of DOCOMO’s smart life business segment. As a result, DOCOMO evaluated the recoverability for its long-lived assets, including property, plant and equipment and intangible assets, of the multimedia broadcasting business for the fiscal year ended March 31, 2015.

As the estimated undiscounted future cash flows generated by such long-lived assets were less than their carrying amounts, the carrying amounts of such long-lived assets were reduced to fair value. DOCOMO estimated the fair value of the assets based on observable market transactions involving sales of comparable assets. Consequently, DOCOMO recorded a non-cash impairment loss of ¥30,161 million as “Impairment loss” in the consolidated statements of income, which included an impairment loss for the intangible assets of ¥6,365 million.

27

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

iv. Equity

Share Repurchases and Share Retirements

On April 25, 2014, the board of directors resolved that NTT DOCOMO, INC. may repurchase up to 320 million outstanding shares of its common stock for an amount in total not exceeding ¥500,000 million during the period from April 26, 2014 through March 31, 2015.

On August 6, 2014, the board of directors resolved that NTT DOCOMO, INC. may acquire up to 206,489,675 outstanding shares of its common stock at an amount in total not exceeding ¥350,000 million from during the period from August 7, 2014 through September 3, 2014. Based on this resolution, NTT DOCOMO, INC. repurchased 181,530,121 shares of its common stock for a total purchase price of ¥307,694 million between August 2014 and September 2014.

On October 31, 2014, the board of directors resolved that NTT DOCOMO, INC. may acquire up to 138,469,879 outstanding shares of its common stock at an amount in total not exceeding ¥192,306 million from during the period from November 1, 2014 through March 31, 2015. Based on this resolution, NTT DOCOMO, INC. repurchased 83,746,000 shares of its common stock for a total purchase price of ¥165,342 million between November 2014 and March 2015.

Aggregate number and price of shares repurchased from our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), are 176,991,100 shares and ¥300,000 million for the fiscal year ended March 31, 2015.

NTT DOCOMO, INC. also carried out compulsory acquisition of less-than-one-unit shares upon request.

Aggregate number and price of shares repurchased for the fiscal year ended March 31, 2015 were as follows:

Year ended March 31,	Shares	Millions of yen
2015	265,276,245	473,036

Based on the resolution of the board of directors, NTT DOCOMO, INC. retired its own shares held as treasury stock as shown in the following table for the fiscal year ended March 31 2015. The share retirement resulted in decreases of “Additional paid-in capital” by ¥393,092 million and “Retained earnings” by ¥97,894 million in the same amount as the aggregate purchase price. There were no changes in the number of authorized shares.

Date of the resolution of the board of directors	Shares	Millions of yen
March 27, 2015	279,228,000	490,986

v. Income taxes

Modifications of deferred tax assets and deferred tax liabilities due to the change of corporate tax rates

Amendments to the Japanese corporate tax law were enacted on March 31, 2015, and the corporate tax rate has been changed effective from April 1, 2015 and will be changed again effective from April 1, 2016.

The aggregate statutory income tax rate to be used in measuring deferred tax assets and liabilities after the enactment date declined from 35.8% to 33.4%, and 32.8%, resulting from temporary differences that are expected to be recovered or settled during the fiscal years from April 1, 2015 to March 31, 2016 and April 1, 2016 and thereafter, respectively.

Due to the change in the enacted tax rates, net deferred tax assets as of enactment date decreased by ¥25,040 million, and the effect of this adjustment is recorded in the “Income taxes-deferred” on the consolidated statements of income. Net income attributable to NTT DOCOMO, INC. decreased by ¥25,264 million as of enacted date.

28

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

vi. Segment Information

DOCOMO’s chief operating decision maker (“CODM”) is its board of directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO realigned its conventional five operating segments, which consist of mobile phone business, credit services business, home shopping services business, internet connection services business for hotel facilities, and miscellaneous businesses into three operating segments, which consist of telecommunications business, smart life business and other businesses from the fiscal year ended March 31, 2015 in order to clearly define its business management of the telecommunications domains where DOCOMO is taking steps to reinforce its competitiveness, and the smart life domains where DOCOMO is striving for its further expansion of revenue sources by making “Smart Life” a reality toward the establishment of a new path to grow.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband service, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other life-related services. The other businesses primarily includes “Mobile Phone Protection services,” as well as development, sales and maintenance of IT systems.

In connection with this realignment, segment information for the fiscal year ended March 31, 2014 has been restated to conform to the presentation for the fiscal year ended March 31, 2015.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

Assets by segment are not included in the management reports which are reported to the CODM, however, they are disclosed herein only to provide additional information. The “Corporate” row in the tables below is included to reflect the recorded amounts of common assets which are not allocated to any segments, and assets in “Corporate” primarily include cash and cash equivalents, securities and investments in affiliates. DOCOMO allocates amounts of assets and related depreciation and amortization expenses to common assets, such as buildings for telecommunications purposes and common facilities, on a systematic and rational basis based on the proportionate amount of network assets to each segment.

Segment operating revenues:

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Telecommunications business-
External customers	¥3,825,429	¥3,653,344
Intersegment	1,899	1,221

Subtotal	3,827,328	3,654,565
Smart life business-
External customers	345,504	421,384
Intersegment	11,279	15,613

Subtotal	356,783	436,997
Other businesses-
External customers	290,270	308,669
Intersegment	11,954	11,146

Subtotal	302,224	319,815

Segment total	4,486,335	4,411,377
Elimination	(25,132)	(27,980)

Consolidated	¥4,461,203	¥4,383,397

29

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

Segment operating income (loss):

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Telecommunications business	¥812,736	¥636,076
Smart life business	11,805	(3,896)
Other businesses	(5,342)	6,891

Consolidated	¥819,199	¥639,071

Segment assets:

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Telecommunications business	¥5,256,976	¥5,275,952
Smart life business	540,164	546,997
Other businesses	210,214	235,255

Segment total	6,007,354	6,058,204
Elimination	(2,263)	(1,875)
Corporate	1,502,939	1,090,011

Consolidated	¥7,508,030	¥7,146,340

Other Significant items:

Depreciation and amortization:

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Telecommunications business	¥669,495	¥614,821
Smart life business	20,779	24,252
Other businesses	28,420	20,714

Consolidated	¥718,694	¥659,787

Capital expenditures:

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015
Telecommunications business	¥658,427	¥635,445
Smart life business	27,494	17,195
Other businesses	17,203	9,125

Consolidated	¥703,124	¥661,765

Segment operating income (loss) is segment operating revenues less segment operating expenses.

As indicated in “ii. Change in Accounting Estimate,” effective July 1, 2014, DOCOMO has revised its estimate of the useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life. As a result, compared with the method used prior to July 1, 2014, operating income for the telecommunications business segment, smart life business segment, and other businesses segment increased by ¥46,927 million, ¥1,251 million, and ¥3,129 million, respectively, for the fiscal year ended March 31, 2015. Further, the amortization expenses decreased by the same amounts for the fiscal year ended March 31, 2015.

As indicated in “iii Impairment of Long-live Assets,” DOCOMO recognized an impairment loss on long-lived assets related to the multimedia broadcasting business for mobile devices in its smart life business segment of ¥30,161 million, which is deducted from assets and recorded as a decrease in operating income (loss) of smart life business segment for the fiscal year ended March 31, 2015.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

30

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

vii. Subsequent Event

There were no significant subsequent events.

31

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

6. Appendices

(1) Operating Data for the Fiscal Year Ended March 31, 2015

Full-year Forecasts: as announced on April 28, 2015

		[Ref.] Fiscal Year Ended Mar. 31, 2014 Full-year Results	Fiscal Year Ended Mar. 31, 2015 Full-year Results					Fiscal Year Ending Mar. 31, 2016 Full-year Forecasts
				First Quarter (Apr. - Jun. 2014) Results	Second Quarter (Jul. - Sep. 2014) Results	Third Quarter (Oct. - Dec. 2014) Results	Fourth Quarter (Jan. - Mar. 2015) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	63,105	66,595	63,566	64,295	65,274	66,595	69,900
New Billing Plan Subscriptions	thousands	—	17,827	4,671	9,429	13,535	17,827	—
LTE(Xi)	thousands	21,965	30,744	24,043	26,215	28,298	30,744	37,000
FOMA (1)	thousands	41,140	35,851	39,523	38,080	36,976	35,851	32,900
Communication Module Service	thousands	3,338	4,173	3,286	3,464	3,832	4,173	—
Net Increase from Previous Period (2)	thousands	1,569	3,490	461	729	979	1,322	3,300
LTE(Xi)	thousands	10,399	8,779	2,078	2,171	2,083	2,447	6,300
FOMA (1)	thousands	(8,830)	(5,289)	(1,617)	(1,443)	(1,104)	(1,125)	(3,000)
sp-mode Subscriptions	thousands	23,781	28,160	24,685	25,742	26,746	28,160	31,900
i-mode Subscriptions	thousands	26,415	22,338	25,362	24,320	23,396	22,338	19,100
Churn Rate (2)%		0.87	0.71	0.67	0.62	0.70	0.84	—
Number of Handsets Sold (3)	thousands	22,514	23,751	5,156	5,792	6,090	6,713	—
ARPU and MOU
Aggregate ARPU (FOMA) (4) (7)	yen/month/ subscription	4,610	4,370	4,450	4,370	4,340	4,340	4,310
Voice ARPU (5)	yen/month/ subscription	1,410	1,180	1,250	1,190	1,160	1,120	1,090
Packet ARPU	yen/month/ subscription	2,700	2,600	2,670	2,620	2,560	2,580	2,540
Smart ARPU	yen/month/ subscription	500	590	530	560	620	640	680
MOU (6) (7)	minute/ month/ subscription	109	112	103	112	118	115	—

*	Please refer to “6. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 33, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Data are calculated including communication module services subscriptions.
(3)	Sum of new subscriptions, change of subscription from FOMA to LTE(Xi), LTE(Xi) to FOMA, LTE(Xi) handset upgrade by LTE(Xi) subscribers, FOMA handset upgrade by FOMA subscribers.
(4)	Data are calculated excluding revenues and subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).
(5)	Inclusive of circuit-switched data communication
(6)	Data are calculated excluding subscriptions from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).
(7)	Calculation Methods has been changed from the Second Quarter of the Fiscal Year Ending March 31, 2015. (Accordingly, ARPU and MOU of the Fiscal Year Ended March 31, 2014 Full-Year Results, Fiscal Year Ended March 31, 2015 Full-Year Results, First Quarter (Apr. - Jun. 2014) Results, Second Quarter(Jul. - Sep. 2014) Results, Third Quarter(Oct. - Dec. 2014) Results, and Fourth Quarter(Jan.-Mar. 2015) Results have also been changed.

32

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services revenues and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Method

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:

Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU and MOU calculations.

33

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2015

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2016 (Forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2016 (Forecasts)	Year ended March 31, 2014	Year ended March 31, 2015
a. EBITDA	¥1,340.0	¥1,572.2	¥1,369.1

Depreciation and amortization	(625.0)	(718.7)	(659.8)
Loss on sale or disposal of property, plant and equipment	(35.0)	(34.3)	(40.1)
Impairment loss	—	—	(30.2)

Operating income	680.0	819.2	639.1

Other income (expense)	7.0	13.9	4.8
Income taxes	(212.0)	(308.0)	(238.1)
Equity in net income (losses) of affiliates	(7.0)	(69.1)	(7.8)
Less: Net (income) loss attributable to noncontrolling interests	2.0	8.8	12.1

b. Net income attributable to NTT DOCOMO, INC.	470.0	464.7	410.1

c. Operating revenues	4,510.0	4,461.2	4,383.4

EBITDA margin (=a/c)	29.7%	35.2%	31.2%
Net income margin (=b/c)	10.4%	10.4%	9.4%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROE

	Billions of yen
	Year ending March 31, 2016 (Forecasts)	Year ended March 31, 2014	Year ended March 31, 2015
a. Net income attributable to NTT DOCOMO, INC.	¥470.0	¥464.7	¥410.1
b. Shareholders’equity	5,479.1	5,505.9	5,511.7

ROE (=a/b)	8.6%	8.4%	7.4%

Note: Shareholders’equity = Two period ends average of NTT DOCOMO, INC. shareholders’ equity

iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2016 (Forecasts)	Year ended March 31, 2014	Year ended March 31, 2015
Net cash provided by operating activities	¥1,030.0	¥1,000.6	¥963.0
Net cash used in investing activities	(630.0)	(703.6)	(651.2)

Free cash flows	400.0	297.1	311.8

Changes in investments for cash management purposes	—	39.9	16.2

Free cash flows excluding changes in investments for cash management purposes	400.0	257.2	295.6

Notes:

Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Net cash used in investing activities includes changes in investments for cash management purposes for the year ended March 31, 2014 and 2015.

The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2016 due to the difficulties in forecasting such effect.

iv. Market equity ratio

	Billions of yen
	Year ending March 31, 2016 (Forecasts)	Year ended March 31, 2014	Year ended March 31, 2015
a. NTT DOCOMO, INC. shareholders’ equity	—	¥5,643.4	¥5,380.1
b. Market value of total share capital	—	6,750.9	8,094.8
c. Total assets	—	7,508.0	7,146.3

Shareholders’ equity ratio (=a/c)	—	75.2%	75.3%
Market equity ratio (=b/c)	—	89.9%	113.3%

Notes:

Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period.

Market equity ratio for the year ending March 31, 2016 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

34

Results Presentation for the Fiscal Year Ended March 31, 2015

April 28, 2015

1. FY2014 Results Highlights

Principal Financial Results Operational Data Key Topics

2. FY2015 Business Management Policies

Results Prospects

Planned Actions for FY2015 Shareholder Returns

1

FY2014 Results Summary

U.S. GAAP

Operating income: ¥639.1 billion Operational data show significant improvement

Financial data

Operating revenues: ¥4,383.4 billion (Down 1.7% YOY) Operating income: ¥639.1 billion Down 22.0% YOY)

Operational data

New billing plan subs*: 17.83 million

Net additions: 3.49 million (Up 2.2-fold YOY) Smartphone users*: 28.75 million (Up 1.2-fold YOY)

Consolidated financial statements in this document are unaudited * Numbers as of Mar. 31, 2015

2

Selected Financial Data U.S. GAAP

FY2013 FY2014 Changes

(Billions of yen) Full year Full year(2)—(1)

(1)(2)

Operating revenues 4,461.2 4,383.4 -77.8

Operating expenses 3,642.0 3,744.3 +102.3

Operating income 819.2 639.1 -180.1

Net income attributable to 464.7 410.1 -54.6

NTT DOCOMO, INC.

EBITDA margin (%) *1 35.2 31.2 -4.0

Capital expenditures 703.1 661.8 -41.4

Adjusted free cash flow*1*2 257.2 295.6 +38.4

*1: Measures” For an explanation in this document of the calculation and the IR processes page of our of website, these numbers, www.nttdocomo. please see co. slide jp “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial original *2: Adjusted maturities free cash of longer flow excludes than three the months. effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with

3

Results by Segment

U.S. GAAP

FY2013 FY2014 Changes

(Billions of yen) Full year Full year(2) –(1)

(1)(2)

Operating

Telecommunications revenues 3,827.3 3,654.6 -172.8

business Operating

income 812.7 636.1 -176.7

Operating

Smart Life revenues 356.8 437.0 +80.2

business Operating

income 11.8 -3.9 -15.7

Operating

Other revenues 302.2 319.8 +17.6

businesses Operating

income -5.3 6.9 +12.2

Smart Life domain

To conform to the changes in reportable segments (former mobile communications business was changed to telecommunications business under the new presentation), certain items have been retroactively reclassified. For details, see “Revisions to Income Statement & Reportable Segments” in this document.

Operating income from Smart Life business includes the impact of recognizing ¥30.2 billion of impairment loss on assets relating to the multimedia broadcasting business for mobile devices (business operated by mmbi group, etc).

4

Key Factors Behind YOY Changes in Income (FY13 U Operating FY14)

U.S. GAAP

Decrease in

¥819.2 billion telecommunicationsservices revenues*1:

Down ¥99.9 billion Increase in Decrease in Increase in equipment other operating network-related Up sales ¥32 revenues: .1 billion Down expenses: ¥19 .3 billion revenues:Up ¥106.9 billion Increase equipment in sales expenses*2: Increase in ¥639.1 billion Up ¥24.1 billion Impact “Monthly of Support” otherexpenses:Up ¥67.3 billion Impairmentloss:Up

¥30.2 billion discounts:Down ¥117.0 billion

Equipment sales P/L: Up ¥8.0 billion

Operating -¥77.8 revenues: billion Operating +¥102. 3 expenses: billion

FY13 FY14

*1: Excluding impact of “Monthly Support” discounts *2: Sum of cost of equipment sold and commissions to agent resellers

5

Operational Performance (1)

Significant improvement

(Million subs) Net adds (Million subs) MNP Churn rate

3.49 FY13 FY14

0.87%

0.71% -0.38

1.57

FY13 FY14 -1.23 FY13 FY14

6

Operational Performance (2)

Also recorded a steady increase in handset sales

Total handsets sold

(Million units)

Total handsets sold:

23.75

22.51

Sales to New customers:

8.03 8.98 FY13 FY14

Total smartphones sold

(Million units)

Smartphones sold:

14.60

13.78

Tablets sold:

0.99 1.73 FY13 FY14

7

Smartphone Users

Increasing at a favorable pace

Increasing at a favorable pace

(Million subs) % of LTE-enabled 92% smartphones

79% 28.75

24.35

FY13/4Q FY14/1Q 2Q 3Q 4Q

Numbers in the graph above represent the data as of the end of each quarter

8

ARPU (Exclusive of impact of discounts*)

Reversed downward trend in aggregate ARPU

(Yen)

5,310 5,300 5,230 5,220 5,240

(850) (850) (860)

(880) (900)

520 530 560 620 640

3,040 3,040 2,970 2,890 2,890

1,750 1,730 1,700 1,710 1,710

FY13/4Q FY14/1Q 2Q 3Q 4Q

Voice ARPU Packet ARPU Smart ARPU

*	Exclusive of impact of “Monthly Support” discount program and “docomo Hikari Pack” bundle discounts

Numbers in parentheses represent the impact of the above discount packages, which do not affect the Smart ARPU.

For an explanation on ARPU and MOU, please see slide “Definition and Calculation Methods of ARPU and MOU “ in this document.

New Billing Plan Subscriptions

Apr. 5, 2015:

Topped 18 mil

Oct. 14, 2014:

Topped 10 mil

June 2014

New Billing Plan: Impact on Profits

Trend of improvement continues

FY2014

Jun Jul Aug Sept Oct Nov Dec Jan Feb Mar

Negative impact on profits for FY2014

(cumulative):

¥107 billion

docomo Hikari

Pre-order acceptance: From Feb 16, 2015 Service launched: Mar. 1, 2015 applications: Subscription

230,000

(As of Mar. 31, 2015)

“docomo Hikari”: Updates

New billing plan 20% of “docomo Hikari” subs have switched to larger data buckets

Acquisition of

new subs 30% of “docomo Hikari” subs are new subscribers to our mobile service

“Hikari (No.Sumaho of subs Wari” applied discount with *)

Retention 60% of “docomo Hikari” subs have opted to join “Share Pack”

*	“Hikari Sumaho Wari” discount is applicable only to new or MNP port-in subscribers

The numbers presented in this page are as of Mar. 31, 2015

Revenues from Smart Life Domain

Up approx. ¥100 billion year-on-year

(Billions of yen)

Up 15%

756.8

659.0

302.2

356.8

Other businesses:

319.8

Smart life business:

437.0

FY13 FY14

The amounts are inclusive of inter-segment transactions under the new reportable segment classification

Total “dmarket” Transactions

Significant growth over prior year

(Billions of yen)

Up 32% 72.8

55.3

FY13 FY14

“dmarket” Subscriptions

Maintaining strong growth momentum

(Million subs)

“dmarket”

11.88

No. of subs (As of Mar. 31, 2015)

“dTV” “d anime store”

4.68 million subs 1.83 million subs

“dhits”

¥500/month ¥300/month service: service: 2.02 million subs 1.02 million subs

“dkids” “dmagazine”

410,000 subs 1.91 million subs

7.69

FY13/4Q FY14/1Q 2Q 3Q 4Q

No. of “dmarket” subscriptions on this page accounts for only monthly subscriptions, and one-time transactions are not included. The numbers in the graph above represent the subscriber count at the end of each quarter.

“dmarket” Usage Per Subscriber

Significant growth over prior year

(Yen)

Up 35%

1,010

750

FY13 FY14

The full-year dmarket usage per subscriber is calculated by dividing the total amount of dmarket transactions for the year by the annual sum of unique users for each month. The amounts are exclusive of tax.

LTE Network Expansion

Significantly increased number of base stations compatible with high-speed service

Launched Mar. 27, 2015 Japan’s fastest 225Mbps service

97,400 stations

55,300 stations

BSs compatible with max. download speed of 100Mbps or higher:

57,700 stations 3,500 stations

Mar. 31, 2014 Mar. 31, 2015

*The transmissions speeds above represent the maximum download speed specified in the technical standard. The actual throughput may vary depending on the communication environment and other factors. *225Mbps is the fastest transmission rate in Japan’s mobile communications market as of March 2015

Capital Expenditures

Achieved greater efficiency improvement than planned

(Billions of yen)

703.1

(Full year guidance: ¥690 billion)

661.8

FY13 FY14

Cost Efficiency Improvement

Achieved cost reduction exceeding budget

(Billions of yen)

FY14/1Q 1-2Q cumulative 1-3Q cumulative 1-4Q cumulative

Planned amount: -105

-120

FY2014 Results Snapshot

Improved competitiveness through introduction of new billing plan and “docomo Hikari”

Continued to expand revenues from smart life domain

Enhanced coverage and speed of LTE network, while improving efficiency of capital expenditures

Achieved cost reduction exceeding plan

Stepped up shareholder returns

(Dividend increase to ¥65/share, repurchase of own shares worth an aggregate of ¥473 billion)

1. FY2014 Results Highlights

Principal Financial Results Operational Data Key Topics

2. FY2015 Business Management Policies

Results Prospects

Planned Actions for FY2015 Shareholder Returns

FY2015 Forecasts

U.S. GAAP

FY2014 FY2015 Changes

full year full-year forecast

(Billions of yen)(2) –(1)

(1)(2)

Operating revenues 4,383.4 4,510.0 +126.6

Operating expenses 3,744.3 3,830.0 +85.7

Operating income 639.1 680.0 +40.9

Net income attributable to 410.1 470.0 +59.9

NTT DOCOMO, INC.

EBITDA margin (%)*1 31.2 29.7 -1.5

Capital Expenditures 661.8 630.0 -31.8

Adjusted Free Cash Flow*1*2 295.6 400.0 +104.4

*1: Measures” For an explanation in this document of the calculation and the IR processes page of our of website, these numbers, www.nttdocomo. please see co. slide jp “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial original *2: Adjusted maturities free cash of longer flow excludes than three the months. effects of changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with

FY2015 Operational Indicators (Forecast)

FY2014 FY2015 Changes

Full year Full-year forecast

(1)(2)(2)—(1)

Net additions (million subs) 3.49 3.30 -0.19

Total handsets sold (million units) 23.75 24.10 +0.35

Smartphones sold (million units) 14.60 15.80 +1.20

LTE subscriptions (million subs) 30.74 37.00 +6.26

“docomo Hikari” subs (million subs) 0.23* 1.80 +1.57

*: No. of subscription applications (FY2014 actual)

Key Factors Behind Projected YOY Changes in Operating Income (FY14 FY15)

¥639.1 billion

FY14

-¥290 billion

“Monthly Support”

Equipment sales P/L

Cost increase resulting from traffic growth

Other

+¥70 billion

+¥50 billion

+¥210 billion

¥680.0 billion

Increase in mobile communications services revenues* Growth of Smart Life domain Cost efficiency improvement

FY14 FY15 (forecast)

*	Exclusive of impact of discount programs

Growth of Mobile Communications Services Revenues

Main driver: “docomo Hikari” + new billing plan

“docomo Hikari”

New billing plan

ARPU recovery

(Halt of decline in voice revenues, growth of packet revenues)

Expansion of customer base

(New subscriber acquisition and stepped up subscriber retention measures)

Expansion of Smart Life Domain

Operating income projected to reach ¥50 billion

(Billions of yen) 50.0

33.2

*Exclusive of impairment loss

3.0

50.0

FY14 FY15 (forecast)

Cost Efficiency Improvement Target

Pursue further efficiency improvement

(Billions of yen)

FY14 FY15 (Target)

-120

-210

-330

Principal actions planned

Network

CAPEX, network maintenance outsourcing cost, etc.

Marketing

Sales tools, phone bill preparation/delivery expenses, etc.

Other

R&D, information system, etc.

-330

*	Numbers in the graph above represent the cumulative amount of cost reduction achieved compared to FY2013 level

Further NW Advancement Plan

300Mbps service to be started to pave the way for 5G

FY2015 FY2016 FY2017 FY2020

Estimated annual CAPEX: ¥630 billion

5G

1Gbps

370Mbps Extended MIMO *2,

300Mbps etc.

3.5GHz

225Mbps band

Extended CA *1

CA *1

*1: CA (Carrier Aggregation). A technology that enhances transmission rates by aggregating multiple carrier frequencies. *2: MIMO. A technology that simultaneously transmits and receives different signals from multiple antennas

The transmissions speeds above represent the maximum download speed specified in the technical standard. The actual throughput may vary depending on the communication environment and other factors.

FY2015 Planned Actions

In FY15, we will attach utmost importance to delivering results toward our future growth

Increase in telecom services revenues

Accelerate uptake of new billing plan/“docomo Hikari” and step up retention measures

Boost packet revenues by encouraging subscriber migration to larger data buckets, etc.

Growth of Smart Life domain

Accelerate measures aimed at increasing the adoption of “dmarket” etc., and expand our sphere of service by adding home offerings

Cultivate new demand by stepping up our enterprise sales and further reinforcement of B2B2C offerings

Cost efficiency improvement

Reinforcement of “PREMIUM 4G” and more efficient use of CAPEX

Rigorous cost efficiency improvement through structural reforms

Return to Shareholders

FY15 dividend (forecast): ¥70/share (Up ¥5)

Historical growth of dividend per share:

(Yen) Dividend per share Payout ratio 70

65

60 60 56 52

64.0%

53.5% 57.8%

50.1% 50.7%

44.1%

FY10 FY11 FY12 FY13 FY14 (planned) FY15 (forecast)

The dividend amount takes into account the 1:100 stock split that took effect Oct. 1, 2013

Solid Step Toward Achievement of Medium-Term Targets

Item FY2015 plan FY2017 target Operating ¥680 billion ¥820 billion or higher income

New business Operating income

income ¥50 billion Over ¥100 billion

Cost efficiency Compared to FY2013 level

-¥330 billion* improvement -¥400 billion or more

Capital FY2015-2017

¥650 billion per expenditures ¥630 billion annum or less

Shareholder ¥70 (up ¥5) per share Enhance shareholder returns through returns (forecast) dividend hike and share repurchase

*Cumulative cost reduction achieved in FY2014 (¥120 billion) and projected amount for FY2015 (¥210 billion)

NTT docomo

Appendices

Revisions to Income Statement & Reportable Segments

Before revision

Items revenues included of consolidated in operating statements of income

Mobile communications services

Equipment sales

Other operating revenues

Reportable segments

Mobile Communications business Smart Life business Other businesses

After revision

Telecommunications services

Mobile communications services revenues Optical-fiber broadband service and other telecommunications service

Equipment sales

Other operating revenues

Telecommunications business Smart Life business Other businesses

*	Certain items have been reclassified to conform to the revised presentation method.

Services, etc., Included in New Reportable Segments

Telecommunications business

Mobile communications services revenues

Xi services (LTE) International services Sales of handset/equipment FOMA services (3G) for each service Optical-fiber broadband service and other telecommunications service Optical-fiber broadband service Satellite communications services Submarine cable TV service etc.

Smart Life business

“dmarket” (Media/Content, Commerce) Finance/Payment services Life-Related services

Video distribution service Credit service Cooking studio Music distribution service Proxy bill collection etc. Health management Electronic book service Medical database etc.

Shopping services (Commerce)

Online shopping service etc. Home shopping service

Music software sales Food delivery etc.

Other businesses

Mobile device protection services

System development/sales/maintenance services

Operating Revenues

U.S. GAAP

(Billions of yen)

4,461.2 4,510.0 4,383.4

FY13 FY14 FY15 (forecast)

Telecommunications services 2,964.0 2,747.2 2,755.0

Equipment sales 872.0 904.1 929.0

Other operating revenues 625.2 732.2 826.0

“International services revenues” are included in “Telecommunications services” communications, With the introduction cable television of “Optical of -overseas fiber services and other and other services) telecommunications included in conventional services revenues” “Other operating in the fiscal revenues” year ended in the March financial 31, statements 2015, some for elements the fiscal (revenues year ended from March satellite 31, 2014 mobile have been retroactively reclassified into “Optical-fiber broadband service and other telecommunications services revenues.” The amount of the reclassification for this period is ¥8.2 billion.

Operating Expenses

U.S. GAAP

(Billions of yen)

3,642.0 3,744.3

3,830.0

FY13 FY14 FY15(forecast)

Personnel expenses 275.9 286.5 296.0

Non-personnel expenses 2,338.2 2,418.1 2,509.0

Depreciation & amortization 718.7 659.8 625.0

Impairment losses —30.2

Loss on disposal of property, plant,

equipment and intangible assets 65.4 69.5 67.0

Communication network charges 204.7 240.3 293.0

Taxes and public duties 39.1 40.1 40.0

(Incl) Revenue-linked expenses* 1,257.4 1,281.0 1,272.0

(Incl) Other non-personnel expenses 1,080.8 1,137.0 1,237.0

Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses

Capital Expenditures

U.S. GAAP

(Billions of yen)

703.1

661.8

630.0

FY13 FY14 FY15 (forecast)

Telecommunications business (LTE (Xi)) 331.1 406.7 366.0

Telecomunications business (FOMA) 38.5 1.4 0.0

Telecommunications business (other) 288.8 227.3 235.0

Smart Life business 27.5 17.2 18.0

Others 17.2 9.1 11.0

To conform to the changes in reportable segments, items contained in the capital expenditures for FY2013 (actual) have been reclassified from the former segment presentation.

business Research (other)” and development under the investments, new segment which reporting had structure. previously been included in “Mobile phone business (LTE)” and “Mobile phone business (FOMA)” are recorded in “Telecommunications

Operational Results and Forecasts

				FY2013 (1)	FY2014 (2)	Changes (2)-(1)	FY2015 (full-year forecast)
Cellular phone	No. of subscriptions (thousands)			63,105	66,595	+3,490	69,900
		FOMA		41,140	35,851	-5,289	32,900
		LTE (Xi)		21,965	30,744	+8,779	37,000
		i-mode		26,415	22,338	-4,077	19,100
		sp-mode		23,781	28,160	+4,379	31,900
		Communication module service		3,338	4,176	+838	-
	Net additional subscriptions (thousands)			1,569	3,490	+1,921	3,300
	Handsets sold (thousands) (Including handsets sold without involving sales by DOCOMO)	Total handsets sold		22,514	23,751	+1,237	24,100
		LTE (Xi)	New Xi subscription	5,005	6,091	+1,086	-
			Change of subscription from FOMA	7,154	5,271	-1,884	-
			Xi handset upgrade by Xi subscribers	2,601	5,836	+3,235	-
		FOMA	New FOMA subscription	3,023	2,890	-133	-
			Changes of subscription from Xi	69	130	+61	-
			FOMA handset upgrade by FOMA subscribers	4,662	3,534	-1,128	-
	Smartphones sold (thousands)			13,781	14,595	+814	15,800
	Churn rate (%)			0.87	0.71	-0.16	-
	Aggregate ARPU (yen)			4,610	4,370	-240	4,310
		Voice ARPU (yen)		1,410	1,180	-230	1,090
		Packet ARPU (yen)		2,700	2,600	-100	2,540
		Smart ARPU (yen)		500	590	+90	680
	MOU (minutes)			109	112	+3	-

◆ ARPU and MOU calculation methods have been changed beginning with results presentation for the first six months of the fiscal year ended March 31, 2015. Accordingly, the ARPU and MOU data for the fiscal year ended March 31, 2014 have been adjusted to align with the new calculation methods.
◆ For an explanation on ARPU, please see the slide "Definition and calculation methods of ARPU and MOU" in this document.

40

Principal Services: Miscellaneous Data

FY2014/3Q FY2014/4Q Changes

(1)(2)(2) – (1)

dmarket

dTV subscriptions (Millions) 4.30 4.68 +0.39

dhits subscriptions (Millions) 2.45 3.04 +0.59

danime store subscriptions (Millions) 1.47 1.83 +0.37

dkids subscriptions (Millions) 0.28 0.41 +0.14

dmagazine subscriptions (Millions) 1.17 1.91 +0.74

docomo Service Pack

Osusume Pack subscriptions (Millions) 4.21 4.92 +0.72

Anshin Pack subscriptions (Millions) 8.06 9.80 +1.74

Other services

Karada-no-kimochi subs (Millions) 0.57 0.66 +0.09

NOTTV subscriptions (Millions) 1.70 1.75 +0.05

Aggregate ARPU

(Exclusive of impact of discounts)

(Yen)

Voice ARPU Packet ARPU Smart ARPU 5,370

5,270 5,340 5,370 5,310 5,300 5,230 5,220 5,340

590 660 760 850 850 860 5,240 1,030

880 900

470 500 510 520 530 560 620 640 680

2,930 2,970 3,000 3,040 3,040 2,970 2,890 2,890 2,900

1,870 1,870 1,860 1,750 1,730 1,700 1,710 1,710 1,760

FY13/1Q 2Q 3Q 4Q FY14/1Q 2Q 3Q 4Q FY15

(Full-year

*	Numbers in parentheses indicate the impact of discount programs. forecast)

Smart ARPU is not impacted by the discount programs.

ARPU and MOU calculation methods have been changed beginning with the second quarter for the first six months of the fiscal year ending March 31, 2015. Accordingly, the ARPU and MOU data for the fiscal year ended March 31, 2014 and the first quarter of the fiscal year ending March 31, 2015 have been adjusted to align with the new calculation methods.

For an explanation on ARPU, please see the slide “Definition and calculation methods of ARPU and MOU” in this document.

Aggregate ARPU/MOU

(Yen)

Voice ARPU Packet ARPU Smart ARPU

4,680 4,680 4,610

470 500 510 4,460 4,450 4,370 4,340 4,340 4,310

520 530 560 620 640 680

2,720 2,720 2,700

2,680 2,670 2,620 2,560 2,580 2,540

1,490 1,460 1,400 1,260 1,250 1,190 1,160 1,120 1,090

FY13/1Q 2Q 3Q 4Q FY14/1Q 2Q 3Q 4Q FY15 (Full-year forecast) MOU

MOU

(minutes) 111 110 110 105 103 112 118 115

ARPU and MOU calculation methods have been changed beginning with the second quarter of the fiscal year ending March 31, 2015. Accordingly, the ARPU and MOU data for the fiscal year ended March 31, 2014 and the first quarter of the fiscal year ended March 31, 2015 have been adjusted to align with the new calculation methods.

For an explanation on ARPU, please see the slide “Definition and calculation methods of ARPU and MOU” in this document.

Key Indicators

FY2013 FY2014 FY2015

(Forecast)

Profitability/efficiency indicators

EBITDA (billions of yen) 1,572.2 1,369.1 1,340.0

EBITDA margin (%) 35.2 31.2 29.7

Adjusted free cash flow (billions of yen) 257.2 295.6 400.0

ROE (%) 8.4 7.4 8.6

*Net income attributable to NTT DOCOMO,INC /shareholders’ equity*

Safety indicators

Shareholders’ equity ratio (%) 75.2 75.3 77.2

*Shareholders’ equity/total assets

Debt ratio 0.041 0.041 0.040

*Interest bearing liabilities/shareholders’ equity

Interest bearing liabilities/EBITDA multiples 0.15 0.16 0.17

Equity value indicators

EPS (yen) *Net income attributable to NTT DOCOMO, INC. per share 112.07 101.55 121.09

PER*Market capitalization/net income 14.53 19.74 -

PBR*Market capitalization/shareholders’ equity 1.20 1.50 -

Divided payout ratio (%) 53.5 64.0 57.8

Dividend yield (%) 3.7 3.1 -

*Annual cash dividend per share/Closing share price at end of period

Market capitalization (billions of yen)

*Closing share price x number of issued shares (excluding treasury stocks) as of 6,750.9 8,094.8 -

the of end of the fiscal period

*	ROE is calculated using the average end-of-period shareholders’ equity for the current and previous fiscal periods.

*Adjusted free cash flow excludes the effects from changes in investments derived from purchases, redemption at maturity and disposal of financial instruments held for cash management purposes with original maturities of longer than three months.

NTT

Docomo

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU : A part of other operating revenues (revenues from content services, proxy bill collection commissions, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the ARPU and MOU calculations.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures (1)

(Billions of yen)

i. EBITDA and EBITDA margin

Year ending

March 31, 2016 Year ended Year ended

(Forecasts) March 31, 2014 March 31,2015

a.	EBITDA Ą 1,340.0 Ą 1,572.2 Ą 1,369.1

Depreciation and amortization(625.0)(718.7)(659.8)

Loss on sale or disposal of property, plant and equipment(35.0)(34.3)(40.1)

Impairment loss —(30.2)

Operating income 680.0 819.2 639.1

Other income (expense) 7.0 13.9 4.8

Income taxes(212.0)(308.0)(238.1)

Equity in net income (losses) of affiliates(7.0)(69.1)(7.8)

Less: Net (income) loss attributable to noncontrolling interests 2.0 8.8 12.1

b.	Net income attributable to NTT DOCOMO, INC. 470.0 464.7 410.1
c.	Operating revenues 4,510.0 4,461.2 4,383.4

EBITDA margin (=a/c) 29.7% 35.2% 31.2%

Net income margin (=b/c) 10.4% 10.4% 9.4%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROE

(Billions of yen)

Year ending Year ended Year ended

March 31, 2016 March 31, 2014 March 31,2015

(Forecasts)

a.	Net income attributable to NTT DOCOMO, INC. Ą 470.0 Ą 464.7 Ą 410.1
b.	Shareholders’equity 5,479.1 5,505.9 5,511.7

ROE (=a/b) 8.6% 8.4% 7.4%

Notes: Shareholders’equity = Two period ends average of NTT DOCOMO, INC. shareholders’ equity

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures (2)

iii. Free cash flows excluding changes in investments for cash management purposes

(Billions of yen)

Year ending Year ended Year ended

March 31, 2016 March 31, 2014 March 31,2015

(Forecasts)

Net cash provided by operating activities Ą 1,030.0 Ą 1,000.6 Ą 963.0

Net cash used in investing activities(630.0)(703.6)(651.2)

Free cash flows 400.0 297.1 311.8

Changes in investments for cash management purposes—39.9(16.2)

Free cash flows excluding changes in investments for cash management purposes 400.0 257.2 295.6

Note: Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Net cash used in investing activities includes changes in investments for cash management purposes for the year ended March 31, 2014 and 2015.

The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2016 due to the difficulties in forecasting such effect.

Special Note Regarding Forward-Looking Statements

This earning release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that were indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group, or it may lead to ARPU diminishing at a greater than expected rate, an increase in our costs, or an inability to reduce expenses as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations, as well as investments in new business fields, may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfections in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10) Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, the proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber-attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels, and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers and such incidents may adversely affect our credibility or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.